

Mail Stop 7010

May 29, 2009

via U.S. mail and facsimile

Gordon A. Milne, Chief Financial Officer
The Ryland Group, Inc.
24025 Park Sorrento, Suite 400
Calabasas, California 91302

> **RE: The Ryland Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 25, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 17, 2009**
> **File No. 1-8029**

Dear Mr. Milne:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1. Business, page 4

1. In future filings, please provide the financial information required under Item 101(d) of Regulation S-K.

2. In future filings, please provide the financial information relating to your business segments for each of the last three fiscal years, as required under Item 101(b) of Regulation S-K.

3. We note your statement in the fifth paragraph that you have access to a lower cost of capital due to the strength of your balance sheet and banking and capital markets relationships. In future filings, please supplement this statement with a discussion of how such access has been affected or limited by the recent economic decline.

4. In future filings, please disclose the dollar amount of backlog orders you believe to be firm, as of a recent date and as of a comparable date in the preceding fiscal year, together with an indication of the portion not reasonably expected to be filled within the current fiscal year and consistent with your disclosure on pages 20-21. See Item 101(c)(1)(viii) of Regulation S-K.

Selected Financial Data, page 14

5. We note your presentation of Adjusted EBITDA on pages 14-15 and 17. It is unclear from your disclosures whether you are presenting this non-GAAP measure as a material component of one of your debt covenants, a liquidity measure and/or a performance measure. Please revise your disclosures to clarify the purpose of your presentation. Depending on your purpose, please address the following:
    *   For a material component of your debt covenant, please ensure the reconciliation presented is in accordance with the debt agreement and state as such in your disclosure. In this regard, we note that you have included a reconciliation from earnings (loss) before taxes and net cash provided by (used for) operating activities. Refer to Question 10 of the SEC "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures".
    *   For a material component of your debt covenant, please also disclose the financial covenant for which Adjusted EBITDA is used in.
    *   For a liquidity measure, please disclose the three major categories of the statement of cash flows with more prominence than Adjusted EBITDA. Refer to Question 12 of the SEC "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures".
    *   For both liquidity and performance measures, please disclose the reasons why management uses these measures for the respective purpose and why management believes the presentation of the non-GAAP measure provides investors with useful information. Refer to Items 10(e)(1)(i)(C) and (D) of Regulation S-K.
    *   For a performance measure, please provide the disclosures requested in Question 8 of the SEC "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures".

Mr. Milne
The Ryland Group, Inc.
May 29, 2009
Page 3

- For a performance measure, please reconcile Adjusted EBITDA to net income rather than earnings (loss) before taxes. Refer to Question 15 of the SEC "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures".

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

Results of Operations, page 16

6. We note that you have presented certain non-GAAP measures (e.g., housing gross profit margins, excluding inventory and joint venture valuation adjustments and write-offs and SG&A expenses as a percentage of revenue excluding severance, relocation, model abandonment costs, and goodwill impairment) as part of your discussion and analysis of your results of operations. As the items that have been excluded from the GAAP measure have occurred in more than one reporting period, is unclear how you determined the presentation of these measures is consistent with the guidance in Item 10(e)(1)(ii) of Regulation S-K. Please advise or remove the presentation of the non-GAAP measures in future filings.

Financial Condition and Liquidity, page 27

7. We note that your revolving credit facilities and other debt securities require you to comply with certain covenants. We further note your presentation of Adjusted EBITDA and Adjusted EBITDA/interest incurred ratio on page 14 that may be presented as material debt financial covenants. To the extent that you are required to comply with financial covenants and to the extent you are presenting Adjusted EBITDA as a material component of a financial covenant, please provide a description of each of the financial covenants for each of your debt agreements and disclose the actual amounts versus the minimum/maximum amounts permitted under the financial covenants. This disclosure will allow an investor to easily understand your current status in meeting your financial covenants and your presentation of Adjusted EBITDA, as applicable. Refer to Sections 501.13.b.2 and 501.13.c. of the Financial Reporting Codification and Question10 of the SEC "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" for guidance. Please provide us with the disclosures you intend to include in future filings.

8. Please tell us, with a view toward future disclosure, how the amended terms under the revolving credit facility has impacted your liquidity and indicate whether the reduction in the amount available for borrowing under the credit facility will increase your reliance upon other sources of liquidity.

9. Please tell us the current unused borrowing capacity under the credit facility, as of the most recent date practicable.

Critical Accounting Policies, page 30

Inventory Valuation, page 31

10. In future filings, please expand your disclosures to provide additional insight as to how you perform your impairment analysis under SFAS 144. Please consider including the following:
    *   Please clarify how you determine which communities are tested for impairment. You state that you assess inventory for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Please expand your discussion to state the types of events and circumstances that you believe indicate impairment. Please address whether you look for these events and circumstances on a community level as well as how frequently you evaluate for these types of events and circumstances.
    *   Please disclose by segment and for each period presented (a) the number of communities tested for impairment during each period presented, (b) the number of communities you determined to be impaired during each period presented, and (c) the total number of communities which exist at the end of each period presented. In this regard, we note that you disclose on a consolidated basis the number of communities with impairments recognized during the two fiscal years ended December 31, 2008, and the fair value of the inventory subject to impairments net of impairments with disclosure as to the percentage of the lots that were impaired by segment for the fiscal year ended December 31, 2008. This disclosure will provide investors with a better understanding of the impairment charges you have recognized during each period presented.
    *   Please provide a discussion of the other factors considered to the extent that these factors were material to your estimates and assumptions in your undiscounted and discounted cash flow models. For example, discuss the local economy and community factors that are considered when estimating the fair value of each community.
    Please provide us with the disclosure you intend to include in future filings.

Outlook, page 32

11. In future filings, please disclose what course(s) of action you propose to take in the future to achieve your stated goals of focusing on your liquidity and balance sheet and optimizing your operating performance.

Consolidated Balance Sheets, page 35

12. Please tell us your basis for presenting cash held in escrow and other restricted cash amounts with cash and cash equivalents. Refer to Rule 5-02.1 of Regulation S-X and Section 203.02.b. of the Financial Reporting Codification for guidance. Also, please explain how these amounts meet the criteria in paragraph 8 of SFAS 95 for purposes of presentation in the statements of cash flows. Please expand future footnote disclosure to clarify the nature of the restrictions.

 Note J: Commitments and Contingencies, page 54

13. Please revise your presentation of your product liability reserve rollforward to present the line items required by paragraph 14 of FIN 45 in future filings. Specifically, please separately present the additions related to warranties issued during the reporting period and the additions related to preexisting warranties. Please also provide the tabular reconciliation for each of the three reporting periods presented.

14. In future filings, please revise your disclosure regarding your various legal proceedings to address your conclusions regarding the materiality of these loss contingencies to your financial condition, results of operations and cash flows. In this regard, we note your disclosure on page 12, which only addresses the materiality of your loss contingencies to your financial condition. If there are any pending loss contingencies that are probable or reasonably possible of having a material impact to your results of operations, cash flows and/or financial position, please address the need for specific disclosure of those loss contingencies in accordance with paragraphs 9-10 of SFAS 5.

Item 9A. Controls and Procedures, page 65

15. Please tell us why your disclosure in the second paragraph does not indicate that the committee ensures that the company's disclosure controls and procedures meet the full definition set forth in Rule 13a-15(e). We note that your quarterly report on Form 10-Q filed on May 6, 2009 contains the same disclosure.   Please confirm that your disclosure controls and procedures are effective at the reasonable assurance level with respect to controls and procedures designed to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and are accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Item 15. Exhibits, Financial Statement Schedules, page 68

16. We note that you have omitted the schedules and/or exhibits to Exhibit 10.1, 10.6 and
     10.38 which you incorporate by reference from the Form 8-K filed January 13, 2006,
     Form 8-K filed January 29, 2008 and Form 8-K filed March 6, 2006. Please file a
     complete copy of each of the omitted schedules and exhibits for these exhibits.

Exhibit 12.1

17. In future filings in which you provide this exhibit, please remove any ratios with less
     than one-to-one coverage and disclose the dollar amount of the deficiency. Refer
     Instruction 2.A. to Item 503(d) of Regulation S-K for guidance.

Exhibits 31.1 and 31.2

18. In future filings, please revise the certifications to include the language as exactly
     stated in Item 601(b)(31) of Regulation S-K. We note in particular paragraph 4(d) of
     the certification. Please also revise the certifications you provide in your quarterly
     report on Form 10-Q filed on May 6, 2009.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

Note 13. Commitments and Contingencies, page 17

19. We note that there have been issues identified with homes built in Florida regarding
     the use of Chinese-made drywall. We further note from news articles that some of
     the homes you have built in Florida are at risk for having used the Chinese-made
     drywall. Please confirm to us that you have determined it to be remote that this loss
     contingency will have a material impact to your consolidated financial statements
     including the factors you considered in reaching this conclusion. Refer to paragraphs
     8-10 of SFAS 5 for guidance. Otherwise, please disclose the following in future
     filings, at a minimum:
     • the number of homes that are at-risk for having the Chinese-made drywall;
     • the number of homes that are confirmed to have the Chinese-made drywall;
     • the amount accrued for each reporting period;
     • the amount or range of reasonably possible loss as of the most recent period
       presented; and
     • if you have been included as a defendant and/or responsible party to any lawsuits.
     Please provide us with the disclosures you intend to include in future filings, as
     appropriate.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 23

Financial Condition and Liquidity, page 34

20. In future filings, please continue to disclose the amount the borrowing base limitation
covenant restricts as your borrowing capacity and the portion of this amount that is
available to borrow without violating any financial covenants. Refer to your
disclosure on page 48 of the fiscal year 2008 Form 10-K.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion & Analysis, page 9

Compensation Governance, page 9

21. Please identify the compensation components you used to benchmark the company's
compensation plan, disclose the selected targeted parameters (if any) for setting your
executives' compensation and specify where actual payments fall within the targeted
parameters.

Executive Compensation Philosophy, page 11

22. Please tell us in greater detail, with a view toward future disclosure, how the
compensation of your named executive officers is structured to reflect their individual
performances or contributions to items of your performance. See Item 402(b)(2)(vii)
of Regulation S-K.

23. Please tell us, with a view toward future disclosure, why you structured your
compensation plan so that the executives' annual incentive bonuses would be based
on net cash provided by operating activities in the event that the company's adjusted
consolidated earnings before taxes was less than $125 million.   Please explain what
factors you considered in making this change to the structure of the annual bonus
incentive program.

Equity Incentive Plan, page 12

24. In future filings, please disclose how you determine the number of restricted stock
units to award to each executive.

Mr. Milne
The Ryland Group, Inc.
May 29, 2009
Page 8

TRG Incentive Plan, page 13

25. In future filings, please disclose the information regarding the calculation of the two
    external metrics and the potential payouts that you provide in the "Grants of Plan-
    Based Awards in 2008" on page 20 and in your discussion under "TRG Incentive
    Plan" on page 23. Please also disclose the return on equity target, the formula used to
    calculate the return on equity target and the award targets for each named executive
    officer. Alternatively, provide a detailed supplemental analysis supporting your
    conclusion that disclosure of the return on equity target is not required because it
    would result in competitive harm such that you may exclude it under Instruction 4 to
    Item 402(b) of Regulation S-K. Please note that to the extent disclosure of the
    quantitative or qualitative performance-related factors would cause competitive harm,
    you are required to discuss how difficult it will be for you to achieve the target levels
    or other factors. Here, please include appropriate disclosure that addresses the
    relationship between historical and future achievement and discussion of the extent to
    which the Committee set the incentive parameters based upon a probability that the
    performance objectives would be achieved. See Instruction 4 to Item 402(b) of
    Regulation S-K.

Policy Regarding Stockholder Approval of Severance Agreements, page 16

26. We note that certain executive officers are entitled to receive substantial payments in
    connection with the change-in-control provisions in their severance agreements.
    Please describe and explain how you determined the appropriate payment and benefit
    levels are determined under the various circumstances that trigger payments or
    provision of benefits under the various employment agreements and change of control
    arrangements. Also, discuss how these arrangements fit into your overall
    compensation objectives and affect the decisions you made regarding other
    compensation elements and the rationale for decisions made in connection with these
    arrangements. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K.

Director Compensation, page 36

27. Please disclose, or indicate where you have already provided, the aggregate number
    of stock awards outstanding at fiscal year end. Refer to the Instruction to Item
    402(k)(2)(iii) and (iv) of Regulation S-K.

                                    *   *   *   *

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a letter on EDGAR that keys
your responses to our comments and provides any requested information. Detailed

response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. For other comments, please contact Chambre Malone at (202) 551-3262, or in her absence, Jay Ingram, Legal Branch Chief, at (202) 551-3397.

Sincerely,

Terence O'Brien
Accounting Branch Chief